This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580

Date: November 7, 2022

Ritchie Bros. to Acquire IAA and Create a Leading Global Marketplace for Commercial Assets and Vehicles Investor Presentation November 7, 2022

Ann Fandozzi Chief Executive Officer Ritchie Bros. John Kett Chief Executive Officer IAA 2 Today’s Speakers Eric Jacobs Chief Financial Officer Ritchie Bros.

3 Forward - Looking Statements and Non - GAAP Measures Forward - Looking Statements This communication contains information relating to a proposed business combination transaction between Ritchie Bros . Auctioneers Incorporated (“RBA”) and IAA, Inc . (the “Company”) . This communication includes forward - looking information within the meaning of Canadian securities legislation and forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended (collectively, “forward - looking statements”) . Forward - looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, other aspects of RBA’s or the Company’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts . There can be no assurance that the proposed transaction will in fact be consummated . These forward - looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import . It is uncertain whether any of the events anticipated by the forward - looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or the Company’s common stock . Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward - looking statements . While RBA’s and the Company’s management believe the assumptions underlying the forward - looking statements are reasonable, these forward - looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward - looking statements, including but not limited to : the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of the Company may not approve the adoption of the merger agreement ; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all ; the anticipated tax treatment of the proposed transaction ; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction ; the diversion of management time on transaction - related issues ; the response of competitors to the proposed transaction ; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and the Company ; the effects of the business combination of RBA and the Company, including the combined company’s future financial condition, results of operations, strategy and plans ; the failure (or delay) to receive the required regulatory approval of the transaction ; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction ; the effect of the announcement, pendency or consummation of the proposed transaction on the trading price of RBA’s common shares or the Company’s common stock ; the ability of RBA and/or the Company to retain and hire key personnel and employees ; the significant costs associated with the proposed transaction ; the outcome of any legal proceedings that could be instituted against RBA, the Company and/or others relating to the proposed transaction ; restrictions during the pendency of the proposed transaction that may impact the ability of RBA and/or the Company to pursue non - ordinary course transactions, including certain business opportunities or strategic transactions ; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all ; changes in capital markets and the ability of the combined company to finance operations in the manner expected ; legislative, regulatory and economic developments affecting the business of RBA and the Company ; general economic and market developments and conditions ; the evolving legal, regulatory and tax regimes under which RBA and the Company operates ; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or the Company’s response to any of the aforementioned factors . These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S - 4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed transaction . While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S - 4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties . For additional information about other factors that could cause actual results to differ materially from those described in the forward - looking statements, please refer to RBA’s and the Company’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10 - Q and Annual Report on Form 10 - K and the Company’s most recent Quarterly Reports on Form 10 - Q and Annual Report on Form 10 - K . The forward - looking statements included in this communication are made only as of the date hereof . Neither RBA nor the Company undertakes any obligation to update any forward - looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward - looking statements were made, except as required by law .

Additional Disclaimers 4 No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Important Additional Information and Where to Find It In connection with the proposed transaction, RBA expects to file with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S - 4 to register the common shares of RBA to be issued in connection with the proposed transaction . The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of RBA and the Company seeking their approval of their respective transaction - related proposals . Each of RBA and the Company may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed transaction . This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or the Company may file with the SEC and/or applicable Canadian securities regulatory authorities . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S - 4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, THE COMPANY AND THE PROPOSED TRANSACTION . Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www . sec . gov, SEDAR at www . sedar . com or from RBA at its website, investor . ritchiebros . com, or from the Company at its website, investors . iaai . com . Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor . ritchiebros . com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V 5 J 0 C 6 , Canada, and documents filed with the SEC by the Company (when they are available) will be available free of charge by accessing the Company’s website at investors . iaai . com or by contacting the Company’s Investor Relations at investors@iaai . com . Participants in the Solicitation RBA and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and the Company in respect of the proposed transaction under the rules of the SEC . Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14 A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15 , 2022 , and certain of its Current Reports on Form 8 - K . Information about the Company’s directors and executive officers is available in the Company’s definitive proxy statement on Schedule 14 A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2 , 2022 , and certain of its Current Reports on Form 8 - K . Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed transaction when they become available . Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions . You may obtain free copies of these documents from RBA or the Company free of charge using the sources indicated above . Non - GAAP Financial Measures This presentation contains certain non - GAAP financial measures, including adjusted EBITDA and free cash flow . These non - GAAP financial measures are not calculated in accordance with GAAP and may exclude items that are significant in understanding and assessing a company’s financial condition or operating results . Therefore, these measures should not be considered in isolation or as alternatives to financial measures under GAAP . In addition, these measures may not be comparable to similarly - titled measures used by other companies . Further information regarding non - GAAP financial measures is included in the respective SEC filings of RBA and the Company .

Combines Highly Complementary Businesses Operating in Adjacent Verticals to Unlock Accelerated Growth Creating a Scaled, Global Leader to Drive Significant Stockholder Value Accelerates Scale and Diversifies Business Through Expansion into the Growing and Resilient Vehicle Market with a Proven Leader and Pro Forma LTM¹ Gross Transaction Value of Approximately $14.5 Billion Expected to be Accretive to Adjusted Earnings Per Share Post - Close and to Achieve $100 - $120+mm in Annual Run - Rate Cost Synergies by the end of 2025 5 Source: Ritchie Bros. and IAA management financial estimates 1 Represents the LTM period as of September 30, 2022 for Ritchie Bros. and October 2, 2022 for IAA.

Transaction Overview 6 1 Based on IAA reported balance sheet as of October 2, 2022. 2 IAA reported Adjusted EBITDA. Consideration • $7.3bn transaction value including the assumption of $1.0bn of net debt¹ • IAA stockholders to receive $10.00 in cash and 0.5804 shares of Ritchie Bros. common stock • Implied purchase price of $46.88 based on 10 - day volume - weighted average price (“VWAP”) of $63.55 represents a premium of 19% to the closing share price of $39.25 for IAA common stock on November 4, 2022, and 23% to the 10 - day VWAP of $38.24 • Implied transaction multiple of 13.6x IAA LTM Adjusted EBITDA 2 , and 11.3x including midpoint of run - rate cost synergies • Ritchie Bros. stockholders to own ~59% of combined company and IAA stockholders to own ~41% Funding & Capital Allocation • Ritchie Bros. to fund cash consideration for transaction through cash on hand and new debt; has obtained financing commitments from Goldman Sachs Bank, Bank of America, and RBC Capital Markets • Pro forma leverage to be ~3x Net Debt / Adjusted EBITDA at close; Ritchie Bros. to prioritize deleveraging following the transaction • Ritchie Bros. to maintain quarterly dividend of $0.27 per share and will consider future increases post - closing as the combined company de - levers its balance sheet Governance, Management & HQ Plans • Ritchie Bros. CEO Ann Fandozzi will continue to serve as CEO of combined company • The Ritchie Bros. Board of Directors will expand to add IAA CEO John Kett and three other current members of the IAA Board following the close of the transaction. Erik Olsson, chairman of the Ritchie Bros. Board, will serve as chairman of the Board of the combined company • Ritchie Bros. will continue to be legally incorporated in Canada and will retain its offices and employee base in Burnaby, British Columbia • IAA’s existing headquarters, just outside of Chicago, IL, will serve as the official headquarter location of the combined company • Ritchie Bros. will continue to be listed on both the NYSE and TSX Path to Close • Transaction has unanimous support of the Boards of both Ritchie Bros. and IAA • Transaction expected to close in the first half of 2023, subject to approval by Ritchie Bros. shareholders of the issuance of Ritchie Bros. shares in connection with the transaction and the approval of IAA stockholders, regulatory approvals, and other customary closing conditions

IAA, a Familiar Omnichannel Marketplace…

Leading Global Marketplace for Vehicles

IAA Business Overview

- Expansive **omnichannel digital marketplace** connecting vehicle buyers and sellers
- **Strong global relationships** with insurance carriers, leading dealerships, fleet lease and rental car companies, and charitable organizations
- **Multiple bidding / buying digital channels**, innovative vehicle merchandising, and efficient evaluation services
- **Comprehensive suite of commerce, logistics, and vehicle-processing services** as part of its ability to increasingly function as a **"one-stop shop"** for vehicle sellers and buyers
- **210 facilities** globally with a significant presence in the U.S., Canada, and Europe, and is headquartered just outside Chicago, Illinois

Key Metrics

$8.6bn LTM[1] Total GTV	$2.1bn LTM[1] Revenue	$540mm LTM[1] Adjusted EBITDA[2]
~2.3mm Vehicles Sold (FY2021)	100% Vehicles Offered Online	~4,400 Employees (FY2021)

The IAA Platform

- Fully Digital Long-Standing Marketplace
- End-to-End Solution
- Improved Technology and Data Analytics
- Asset-Light Model
- Extensive, Global Seller & Buyer Base

RITCHIE BROS.

[1] Represents the LTM period as of October 2, 2022.
[2] IAA Reported Adjusted EBITDA.

7

…in a Large and Growing Adjacent Market



Total U.S. Used Vehicle Addressable Market
New Vehicles
Used Vehicles
Transactions
Vehicle Sales
~14mm Units
~285mm
Vehicles in Operation
~40mm
Used
Vehicle Sales
Used Vehicle Sellers
• Consumers
• Dealers
• OEMs
• Rental Car Companies
• Financial Institutions
• Commercial Fleets
Used Vehicle Buyers
• Franchise Dealers
• Independent Dealers
• Wholesale Dealers
• Consumers
Removed from Operation
Consumer-to-Consumer
Dealer-to-Dealer
Wholesale
~28mm Units
Aged / Totaled
Vehicles
~12mm Units

RITCHIE BROS.

Source: IAA company presentations

8

$240 $281 $332 $483 $550 $553 $610 $700 $716 $830 $896 $994 $1 , 098 $1 , 437 $1 , 385 $1,327 $1,219 $1 , 837 20 0 4 20 0 5 20 0 6 20 0 7 20 0 8 20 0 9 20 1 0 20 1 1 20 1 2 20 1 3 20 1 4 20 1 5 20 1 6 20 1 7 20 1 8 20 1 9 20 2 0 20 2 1 IAA Has Shown Resilience Through Economic Cycles …With Powerful Secular Tailwinds Growing size and increasing age of automotive car parc Consistent, steady historical growth of U.S. Vehicle Miles Travelled Increasing vehicle complexity, repair costs and total loss frequency Higher utilization of recycled and alternative automotive parts 9 Over a Decade of Consistent Growth… Source: IAA company filings IAA Revenue (2004 - 2021) (US$ in millions)

rb + IAA: A Combination of Similar Business Solutions and Complementary Customer Bases…

Shared Tech-Enabled Business Solutions

Sellers
- Sales / Consignment
- Towing / Transport To Facilities
- Appraisals / Inspections
- Storage / Title
- Data and Information Analytics

Buyers
- Digital Transactions / Commerce
- Financing / Payment / Settlement
- Transport

Complementary Customer Bases

rb
- Commercial Transportation
- Construction
- Mining
- Energy
- Government Surplus
- Agriculture

IAA
- Passenger Vehicles

Insurance	Dealerships / Dealers	Rental / Fleet Lease
Recyclers	Dismantlers / Rebuilders	Exporters

rb RITCHIE BROS.
10

…That Underpin the Compelling Strategic Rationale

Drive Customer Experience & Engagement	• Merge aligned customer-centric cultures supported by comprehensive tech-enabled solutions • Utilize yard network to improve customer proximity, driving best-in-class service and strengthened agility during catastrophic events
Enhance Innovation & Growth	• Leverage combined scale to optimize technology investments and develop new solution offerings • Combine best-of-the-best marketplace capabilities for cross-sell opportunities across customer base
Increase Scale & Diversification	• Combined GTV[1] in excess of $14.5bn, Revenue[1] of ~$3.8bn and Adj. EBITDA[1,2] of ~$1.0bn • Accelerate sector and customer diversification for enhanced revenue resilience and stability across economic cycles
Achieve Significant Synergies	• $100-120+ million of annual run-rate cost synergies by the end of 2025 • Improve investment returns through efficiencies in combined future geographic expansion and technology platforms

[1] Represents the LTM period as of September 30, 2022 for Ritchie Bros. and October 2, 2022 for IAA.
[2] Equivalent to Ritchie Bros. Adjusted EBITDA.

RITCHIE BROS.
11

Diversified, More Resilient Business Model

The Transaction Enhances Scale and Diversifies Total GTV By Market and Customer Base to Create a More Resilient Business Model

GTV Splits[1]

Transaction Type

rb

Inventory 11%



Services 89%

IAA

Inventory 5%



Services 95%

rb + IAA

Inventory 7%



Services 93%

End Market

rb

Other 25%

Commercial Transportation 25%



Construction 50%

IAA

Vehicles 100%



rb + IAA

Other 11%

Commercial Transportation 10%

Construction 20%



Vehicles 59%

Total

	rb	IAA	rb + IAA
Total	$5.9bn	$8.6bn	$14.5bn

[1] Represents the LTM period as of September 30, 2022 for Ritchie Bros. and October 2, 2022 for IAA.

RITCHIE BROS.
12

Expanding Local Yard Footprint to Broaden Customer Reach 13 Ritchie Bros. Yard Site IAA Yard Site High Risk State for Catastrophic Events with Strong Ritchie Bros. Capacity Expands Ritchie Bros.’ presence in key U.S. and European geographies, with combined ~13,600 acres of yard capacity Broadens capacity to meet insurance carriers’ needs for catastrophic events Increases proximity to broader customer base to provide faster service Creates efficiencies and reduces transportation costs to drive profitable growth Benefits of Footprint Expansion Pro Forma Site Footprint

Compelling Synergy Opportunity

$100-$120mm+ of Expected Cost Synergies

Annual Run-Rate Synergies Expected by the End of 2025

$100-$120mm+

- **Back Office** — Integration of functions, processes, and systems across various support functions
- **Finance & Technology** — Streamlining of finance and technology processes and systems (Treasury, SOX, CRM, etc.)
- **SG&A**
  - General & administrative
  - Additional operational integration
  - Public company costs

Exploration of Additional Growth Opportunities

The Combination Has Potential to Unlock an Array of Incremental Opportunities

1. Cross Selling RBFS and Other Services
2. Expanded Global Buyer and Seller Base
3. Automation to Drive Frictionless Customer Experience
4. Real Estate Footprint / Enhanced Capacity
5. Accelerated Marketplace Innovation

RITCHIE BROS.

14

Highly Attractive Combined Financial Profile

The Combination of Ritchie Bros. and IAA Creates a Highly Scaled Marketplace with Attractive Margins and Robust Free Cash Flow

GTV



$5.9bn
$14.5bn

Revenue



$1.6bn
$3.8bn

Adjusted EBITDA[1]



$0.4bn
$1.1bn
$100-$120mm+
$1.0bn

Free Cash Flow[2]



$0.4bn
$0.9bn
$100-$120mm+
$0.8bn

Run-Rate Cost Synergies

RITCHIE BROS.

Note: Financial figures presented represent the LTM period as of September 30, 2022 for Ritchie Bros. and October 2, 2022 for IAA.
[1]Equivalent to Ritchie Bros. Adjusted EBITDA. [2] Free Cash Flow defined as Adjusted EBITDA less Net CapEx. Net CapEx represents additions of property, plant and equipment, and intangible assets less proceeds from disposals of property, plant and equipment. Ritchie Bros.' Net CapEx excludes proceeds from disposal of Bolton property.

15

16 Value Enhancing for All Stakeholders Customers • Increased scale and faster innovation enhance customer experience • Additional services with improved insights Employees • Shared customer - centric values and focus on innovation • New growth and development opportunities Communities • Local hiring of talent promotes growth and prosperity of economies / communities near yard sites • ESG - friendly online transactions enable selling direct from yards, eliminating transportation to facilities and reducing carbon emissions Stockholders • Accelerated growth and more resilient business model • Expected to be accretive to adjusted earnings per share post - close and to achieve $100 - $120mm+ in annual run - rate cost synergies by the end of 2025 • Committed to deleveraging post - close and preservation of strategic and financial flexibility

Combines Highly Complementary Businesses Operating in Adjacent Verticals to Unlock Accelerated Growth Creating a Scaled, Global Leader to Drive Significant Stockholder Value Accelerates Scale and Diversifies Business Through Expansion into the Growing and Resilient Vehicle Market with a Proven Leader and Pro Forma LTM¹ Gross Transaction Value of Approximately $14.5 Billion Expected to be Accretive to Adjusted Earnings Per Share Post - Close and to Achieve $100 - $120+mm in Annual Run - Rate Cost Synergies by the end of 2025 17 Source: Ritchie Bros. and IAA management financial estimates 1 Represents the LTM period as of September 30, 2022 for Ritchie Bros. and October 2, 2022 for IAA.